Exhibit 99.1

Draganfly Granted Transport Canada SFOC for Wildfire Suppression Operations

The Transport Canada Special Flight Operations Certificate (SFOC) grants the Company the authority to conduct drone operations beyond the visual line of sight (BVLOS) and at altitudes exceeding 400 feet.

Los Angeles, CA. July 25, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer is pleased to announce that it has been granted the Transport Canada Special Flight Operations Certificate (SFOC) for Beyond Visual Line of Sight (BVLOS) and operations above 400 feet as part of its ongoing commitment to support wildfire suppression.

This authorization grants the ability to cover extensive regions and rapidly deploy drones, crucial in providing essential data and facilitating early identification. These drones’ real-time information will help firefighters identify and manage hotspots while ensuring communities remain safe.

“As wildfires continue to pose a serious threat to communities and natural resources, Draganfly is committed to providing its advanced aerial solutions for effective wildfire suppression,” said Cameron Chell, President, and CEO of Draganfly. “With this approval, we are in a position to provide comprehensive and reliable drone equipment and services to meet challenges created by wildfires and help safeguard lives and property.”

Draganfly has over 24 years of experience manufacturing drones and providing services for public safety in North America. Draganfly is a technology, services and manufacturing solutions provider that works with industry and public agencies to help protect life, mitigate risk, and reduce liability.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com